Exhibit 99.1

ANNUAL COMPLIANCE REPORT

The undersigned, being an officer of U.S. Bank Trust National Association, as trustee (the “Trustee”), with respect to TIERS Principal-Protected Certificates Trust Series PXT 2000-11, on whose behalf  Structured Products Corp. has prepared this annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”), certifies as follows:

1.         The Trustee is the trustee under the trust agreement.

2.         Based on my knowledge, for the periods included in the year covered by the Annual Report, the Trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

            /s/ Eric Donaghey

Name:    Eric Donaghey

Title:     Vice President

Date:     March 30, 2010